Exhibit 99.1

RRSAT SIGNS CONTRACT WITH RUSSIA TODAY FOR
GLOBAL DISTRIBUTION OF RT HD CHANNELS

Airport City Business Park, Israel – September 7, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed a contract with RT for the distribution of Russia Today English HD (“RT”), Russia Today Spanish (“RT”) and Russia Today Documentary HD (“RTDoc”) channels to the USA, Latin America and Asia. The service started on August 1st, 2012, and will expand the global distribution of the channels.

Using the extensive RRsat Global Network, the channels will be delivered by fiber to the RRsat Teleports, and from there uplinked to 3 major satellites, bringing the channels to millions of households through Cable Headends.

The prestigious RT America HD channel; RTDoc HD, the youngest RT channel broadcasting in-house produced documentaries, as well as the award winning Spanish version of the RT HD channel, will be distributed to the USA via Galaxy 23 satellite.

The RT Spanish HD channel will also be distributed via Intelsat 9 to Latin America, and both RT News HD and RTDoc HD channels will be distributed via MESAT 3A satellite to Asia.

 “Russia Today is a highly valued, long term customer of our company. We have been serving RT for many years, and we are very proud they have chosen us again for expanding their global distribution”, Lior Rival, VP Sales and Marketing of RRsat stated.  “This agreement emphasizes the added value RRsat’s customers gain from our end-to end solutions, from broadcasting through distribution, offering our customers to reach new countries, regions and continents.”

“We are excited to partner up with RRSAT so that RT’s programs can continue to expand its reach around the world. RT’s fast growth over the last several years demonstrates just how much appetite there is for a news channel like ours, which can provide an alternative to the mainstream media,” said RT’s editor in chief Margarita Simonyan.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About RT
RT is a global multilingual television news network, broadcasting around-the-clock from Moscow and Washington, DC to more than 100 countries on five continents. With a global reach of over 550 million people – or 25% of all paid cable networks’ subscribers – and more than two million hotel rooms worldwide, RT covers the major political, economic and cultural issues of the time for viewers wanting to question more. The best news reports, stories and programmes can be found on RT’s YouTube channel, where the number of views has already exceeded 750 million, making RT the first TV news channel to break this record in YouTube’s history and also making the network the largest provider of news video footage on this world’s most popular video platform. According to official ratings by the UK’s Broadcasters’ Audience Research Board, RT is now the third most popular TV news channel in Great Britain after BBC News and Sky News, and scores higher viewership than other foreign news channels measured by BARB, including Al Jazeera English, Fox News and Euronews. Nielsen has found RT’s audience in key U.S. cities to be bigger than that of other major international news channels including Euronews, France 24, Deutsche Welle, Al Jazeera English, NHK World and CCTV News. RT is the only Russian TV channel to be nominated twice for an International Emmy in the News category – in 2010 and 2012. RTDoc is a new English-language documentary channel launched by RT in 2011 and focused on documentary programs. The exclusive content of RTDoc is produced by RT’s in-house team and has already received multiple industry awards.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Information in this press release concerning RT is based on information provided by RT and has not been independently verified by RRsat.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com